UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission File Number: 0-29946
Qiao Xing Universal Resources, Inc.
(Translation of registrant’s name into English)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong, People’s Republic of China 516023
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

SIGNATURE
EXHIBIT INDEX
EX-99.1
EX-99.2

1. Other Information
Qiao Xing Universal Resources, Inc. (the “Company” or “XING”) announced today that it has proposed to acquire all outstanding shares of Qiao Xing Mobile Communication Co., Ltd (NYSE:QXM, or “QXMC”) that it does not currently own, by way of a Scheme of Arrangement (the “Proposed Offer”) under British Virgin Islands law. The Proposed Offer, if completed, will result in QXMC becoming a privately-held company. The Company currently owns approximately 61.1% of QXMC’s outstanding shares.
XING has proposed to issue 1.9 shares of its common stock plus US$0.80 in cash per share to shareholders of QXMC other than XING. The Company described the Proposed Offer in a letter dated September 8, 2010, addressed to a special committee of the board of directors of QXMC comprised of directors who are independent under the rules of the New York Stock Exchange and are not affiliated with the Company (the “Special Committee”). The Company also issued a press release on September 8, 2010 describing the Proposed Offer. Copies of the press release and letter to the Special Committee are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.
2. Exhibits
(a)	Exhibits:
The Exhibit Index attached hereto is hereby incorporated by reference to this Item.
(b)
EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Press Release, dated September 8, 2010

99.2	Letter of intent to purchase outstanding shares of Qiao Xing Mobile Communication Co., LTD, dated September 8, 2010

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 8, 2010	Qiao Xing Universal Resources, Inc.
	By:	/s/ Rui Lin Wu
		Name:	Rui Lin Wu
		Title:	Chairman

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EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Press Release, dated September 8, 2010

99.2	Letter of intent to purchase outstanding shares of Qiao Xing Mobile Communication Co., LTD, dated September 8, 2010